Exhibit 99.6

August 27, 2012

The Board of Directors

c/o Mr. Sandeep Mathrani,

Chief Executive Officer

General Growth Properties, Inc.

110 N. Wacker Drive

Chicago, IL 60606

To the Board of Directors of General Growth Properties:

I thought it would be useful to the Board for us to clarify some of the confusion that has arisen as a result of Brookfield’s press release in response to our letter of last Thursday, which has led to inaccurate press and analyst reports and contributed to GGP’s Friday stock price decline.

Brookfield’s press release states that: “Brookfield is not taking any steps to acquire GGP nor is it having any discussions with third parties in that regard.” It furthermore explains that its efforts over the last 12 months were an attempt to “facilitate Pershing Square’s desire to maximize the value of and create liquidity for its interest in GGP. [Emphasis added.]”

Many market observers were led to believe by Brookfield’s press release that at no time was Brookfield interested in buying or seeking to acquire GGP, but rather it has simply been exploring ways to assist Pershing Square’s desire to obtain liquidity for its shares. As a result, we believe that many analyst and press reports expressed the inaccurate view that Pershing Square’s letter was simply an attempt to increase the value of GGP’s stock price for the purpose of selling our stake.

Brookfield’s press release does not refute the fact that since November of last year, Brookfield has been working continuously to put together a transaction to acquire GGP. Indeed, after several months of research and analysis, Mr. Flatt indicated to me this past Spring that Brookfield had completed all of the necessary legal, tax, and structuring work to execute a tax-efficient transaction.

On a regular basis over the past 10 months, Mr. Flatt and his colleague Mr. Madon have provided Pershing Square – and, we understand from Brookfield, GGP’s Board of Directors – with regular status updates about Brookfield’s progress in raising

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the necessary financing and completing the other steps required to consummate a transaction.

To this end, at a meeting at our offices on July 10th, Mr. Flatt explained to me that he expected to be able to raise the $3 billion balance of required capital necessary to consummate the Brookfield Transaction. He identified to me a certain sovereign wealth fund which was considering investing the balance of the required capital, but who still needed more time to complete its work.

While Brookfield may have stopped working on a potential transaction shortly before issuing its Friday press release, the release obfuscated Brookfield’s historic interest in acquiring GGP.

Pershing Square Has Not Sought to Liquidate its Stake in GGP

The Brookfield press release mischaracterizes Pershing Square’s purpose for entering into discussions with Brookfield. At no time has Pershing Square sought liquidity for its GGP stake in conversations with Brookfield, Simon or otherwise.

GGP’s average daily trading volume is more than 4.6 million shares per day. Pershing Square is not a GGP insider, our shares are fully registered and freely tradable, and we have no restrictions on selling the shares owned by the funds. Prior to Friday’s stock purchases, we owned 72.2 million shares of GGP stock representing approximately 16 days’ total average trading volume, a stake which could easily be liquidated in 90 days with minimal if any market impact.

While we have made no attempts to sell our shares in GGP, in July, Brookfield did, however, offer to buy approximately 57 million of our shares at a price of $19, a price which represented a premium to the market at the time, and an offer that we promptly rejected.

Brookfield is motivated to buy us out because, aside from GGP’s independent Board members, we are the last remaining significant impediment to Brookfield taking control of GGP without paying an appropriate premium.

Additional Details on the Background Concerning the Simon Transaction

In order for the GGP Board to have a better understanding of the facts concerning a potential Simon Transaction and to correct any misimpression the Brookfield release has created, I have provided greater detail on the discussions to date below.

In September of 2011, I spoke by telephone with David Simon about a matter unrelated to GGP. On the call, Mr. Simon stated that Pershing Square had erred in not

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supporting Simon Property Group’s (“Simon” or “Simon’s”) takeover of GGP during the bankruptcy. I responded by explaining that we were content to be long-term shareholders of GGP and expected to be richly rewarded over time. We both agreed, however, that it might be useful to meet to have a further discussion about the subject. A meeting was scheduled in New York on October 13, 2011.

In preparation for our meeting with Mr. Simon, we analyzed a number of potential business combination transactions between GGP and Simon to determine whether there was a transaction that would be substantially superior to shareholders when compared with GGP’s remaining an independent enterprise.

We endeavored to design a merger transaction that would provide immediate value to GGP shareholders while allowing them to continue to participate in the value creation of the merged enterprise. It was important to us as GGP shareholders that the transaction would be economically accretive to Simon because we and other GGP shareholders would own a substantial portion of the combined company when the transaction closed.

After a careful review of alternative transactions, we arrived at a potential transaction, the Simon Transaction, which we have previously described, whereby each shareholder of GGP would receive 0.1765 shares of SPG stock for each share of GGP it owned. The Transaction met our objectives in that it would allow shareholders at the time (October 2011) to receive $21 per share in immediate value, a 65% premium to the $12.70 per share then-trading price of GGP, and provide them with the opportunity to continue as a shareholder in the combined enterprise. We expected that the newly merged company, “New Simon,” would increase in value in the short, intermediate and long term as a result of the economic accretion to Simon from the Transaction, Simon management’s strong reputation, and the favorable long-term prospects of Class A and outlet malls.

At the October 13th meeting, we made a 37-page presentation to Mr. Simon about the proposed Simon Transaction, which, among other analyses, included a detailed accretion analysis reflecting estimated synergies. We thereafter discussed the Transaction in detail with Mr. Simon. During and subsequent to the meeting, Mr. Simon expressed serious interest in pursuing the Transaction, but explained that he did not wish to spend the time and energy required to pursue the Transaction unless he was confident that it would be supported by shareholders. To that end, he asked that we speak with both Brookfield and Blackstone to determine their interest in the Transaction.

Shortly thereafter, we spoke by telephone with senior representatives of Blackstone’s Real Estate Group who promptly indicated that they would be supportive of the Transaction for they agreed with us about the merits of New Simon and the fairness of the transaction terms.

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As we have previously described, we also scheduled a meeting with Brookfield at our offices on November 4, 2011 at which Messrs. Flatt and Madon explained that they did not wish to pursue the Simon Transaction, but rather were interested in buying GGP, potentially in partnership with Simon. They explained that they expected that they could offer the same or superior terms as the Simon Transaction, and requested time to do their work.

Brookfield first attempted to finance its transaction in part with proceeds from the sale of 68 GGP malls to Simon for stock and/or cash. When Simon rebuffed the terms of the 68-mall sale because of price and Brookfield’s selection of the 68 assets, Brookfield asked us for more time to raise capital from other sources.

While Simon chose not to participate in the potential Brookfield transaction, Brookfield did, however, achieve an important objective: it induced Simon to sign a standstill agreement that prohibits Simon from continuing to work on a transaction to acquire GGP, which explains Simon representatives’ statements on Friday to Wall Street analysts that Simon is not currently working on the acquisition of GGP.

The effect of Simon signing a restrictive standstill was to remove the most likely acquirer of GGP other than Brookfield. As a consequence, GGP’s independent Board members and Pershing Square are now the only real impediments to Brookfield’s actual or practical control over GGP.

Over the last 10 months, Brookfield has repeatedly told us that it has been working to put together a transaction that would be comparable or superior to the Simon Transaction. To date, it has failed to raise the required capital to do so. Now, according to its Friday press release, it is no longer interested in pursuing a transaction to acquire the company.

Despite Brookfield’s Statements, Pershing Square is Not a Short-Term Investor

Brookfield’s press release implies that Pershing Square is a short-term investor looking to cash out, while it, by comparison, is a long-term investor. In fact, Pershing Square has owned GGP for just shy of four years, while Brookfield has owned GGP for fewer than two years. When we asked Brookfield why it would not be interested in a 65% premium for its GGP shares and the opportunity to continue as a long-term owner as a shareholder in the combined enterprise, it explained that its business model would not allow it to be a long-term minority owner in a company it did not effectively control.

Apparently, the terms of the third-party capital that Brookfield raised from Australian, Chinese, and other partners to invest in GGP, require Brookfield to sell upon a potential monetization event like the Simon Transaction. So even though the Simon Transaction would create substantially more short- and long-term value with less risk than GGP can achieve as a standalone enterprise, Brookfield apparently perceives the Simon

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Transaction as not in its economic interest. Unfortunately, this is true even if the Transaction is in the best interest of all of GGP’s other shareholders, including the interests of Brookfield’s transaction partners.

Brookfield, or more formally, Brookfield Asset Management, is an investment advisor whose business model is to grow its third-party assets under management. Among other factors, Brookfield shareholders judge the company based on its growth in assets under management. Because Brookfield receives annual fees for overseeing the investment of third-party capital, it is not interested in a transaction which would require it to monetize its interest in GGP after only two years of collecting fees when compared with the opportunity to control a business forever and collect fees from the third-party capital it manages over many more years.

Why the Board Must Act Now to Protect Shareholders from the Loss of Their Control Premium

GGP’s Board currently has the ability to take steps to prevent Brookfield from unfairly expropriating control from other GGP shareholders, but only if it takes prompt and decisive action to preserve the ability of the public shareholders to control their destiny. In light of the events that have transpired thus far, absent action on the part of the Board, GGP shareholders may lose the opportunity to obtain a control premium for their shares, a loss in value that can be quantified by the potential 51% premium afforded by the Simon Transaction.

The opportunity to obtain a control premium can be best achieved by promptly entering into negotiations with Simon to effectuate the Simon Transaction and taking such other steps as are necessary to protect shareholders from such a loss.

Now that Brookfield has announced that it is no longer interested in pursuing the acquisition of GGP, the Board can quickly determine with minimal effort whether Simon is interested in pursuing a transaction that would be in the best interest of GGP shareholders.

We are confident that Simon would be interested in pursuing the Simon Transaction on the same or substantially the same terms. Our confidence is based on the current economic merits of the Transaction to Simon including Transaction synergies, and the business progress that GGP has made since Simon’s initial expression of interest in October of last year.

Since last year, GGP’s physical occupancy has increased substantially with the execution of new leases at significant positive rent spreads, it has refinanced and extended the maturities of higher-cost debt, and it has achieved selected anchor buyouts at Ala Moana and other malls. Business progress from these and other actions has and

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will be reflected in improvements in GGP’s NOI, funds from operations, and other financial measures.

The Class A retail real estate market has also improved since last year as evidenced by higher tenant sales per square foot, the increased availability of lower-cost debt, and lower cap rates for Class A mall properties. Simon’s stock price has also risen by more than 36% since our initial discussions last year, and it continues to trade at one of the highest premiums to GGP in its history.

As importantly, this is likely to be the last opportunity that Simon will have to acquire GGP’s unique and large portfolio of Class A mall assets.

Despite GGP’s substantial business progress and the improvements in the Class A mall market, standalone GGP can still not achieve nearly as much shareholder value as can be achieved in the Simon Transaction with substantially lower risk to shareholders. As a result, we continue to believe the Simon Transaction is fair to GGP shareholders from a financial point of view

We believe it would only require 45 to 60 days for GGP to negotiate such a transaction with Simon. We therefore urge you to immediately form a special committee of the board with its own financial and legal advisors and initiate negotiations with Simon promptly. With the support of the independent directors of the Board, we believe that Simon will work quickly to effectuate a transaction that will maximize GGP’s long-term shareholder value.

Why We Believe the Simon Transaction is in the Best Interest of GGP Shareholders and its Other Stakeholders

We believe the Simon Transaction is in the best interest of GGP shareholders and will have a positive impact on substantially all other stakeholders.

On its face, the Transaction is vastly superior to shareholders when compared with GGP as a standalone company. As I have previously explained, shareholders will receive an immediate 51% premium for their shares (when compared with Thursday’s unaffected closing price for GGP of $18.52) and a 68% increase in the dividend, with the option to continue as a shareholder or exit at the time of their choosing.

The combined company, New Simon, will be a substantially lower-risk enterprise than GGP benefitting both GGP shareholders and its creditors as the largest real estate company in the world with its more highly diversified Class A mall and outlet mall portfolio. Simon’s dominant participation in the outlet mall business, in which GGP has no presence, has proven to be a retail real estate sector with a high degree of resilience during periods of economic weakness, and a significant contributor to Simon’s long-term FFO growth.

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New Simon will also be substantially less leveraged than GGP with a net debt to EBITDA ratio of 6.8 times compared with GGP’s 9.1 times. Simon’s stronger balance sheet and credit profile is reflected in Simon’s superior A- investment grade credit rating versus GGP’s current BB non-investment grade rating. We expect New Simon will maintain Simon’s A- rating in light of the all-stock nature of the Simon Transaction and the greater diversity and scale that will be achieved by the merger.

The Transaction will be highly attractive to all GGP shareholders regardless of their intended holding period. Because of the high degree of liquidity of Simon stock – we expect New Simon’s average daily trading volume to be more than $350 million – shareholders of any size can elect to exit at the time of their choosing by simply selling their shares in the open market.

While there will be some job losses at GGP as a result of the merger, principally among the highest compensated employees at the company at corporate headquarters, the vast majority of GGP employees will keep their jobs. Unlike a manufacturing, industrial or consumer products company where merger synergies are often created with factory closures, automation, and large scale layoffs, the vast majority of GGP employees are at the properties, and none of the properties will be closed as a result of the Transaction.

While we are always sensitive to potential job losses, the GGP employees who are at greatest risk of losing their jobs in the Simon Transaction are generally all at corporate headquarters, are highly skilled and have college and often graduate degrees, and participate in the segment of the U.S. economy with among the lowest unemployment rates. In addition, these employees generally receive the highest current compensation in the company, and have the greatest amount of equity incentive compensation. As a result, we expect that they will be richly rewarded from the Transaction. Furthermore, we, and we would expect Simon, are supportive of severance compensation at the highest appropriate levels for transactions of this kind, as well as the provision of appropriate job placement advice and assistance.

To summarize, we find it difficult to understand why anyone other than Brookfield would object to the Simon Transaction and why a special committee of the Board would not promptly enter into negotiations with Simon.

We look forward to hearing from you.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Very truly yours,

William A. Ackman

cc:	Stephen Fraidin, Esq.